

December 12, 2023

William E. Grace
Executive Vice President and Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

      Re: United Rentals, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 001-14387

Dear William E. Grace:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services